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                               March 16, 2021

       Jamere Jackson
       Chief Financial Officer
       AutoZone, Inc.
       123 South Front Street
       Memphis, Tennessee 38103

                                                        Re: AutoZone, Inc.
                                                            Form 10-K for the
Year Ended August 29, 2020
                                                            File No. 001-10714
                                                            Filed October 26,
2020

       Dear Mr. Jackson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended August 29, 2020

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-GAAP Financial Measures: Adjusted After-tax ROIC and Adjusted Debt
       to EBITDAR, page 38

   1. We note that you use average debt, net of average excess cash, in the calculation of invested capital and
debt, net of excess cash, in the reconciliation of adjusted debt. Please tell us how you define
and calculate average excess cash and excess cash. Please also tell us your basis for
presenting average debt, net of average excess cash and presenting debt, net of excess cash.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jamere Jackson
AutoZone, Inc.
March 16, 2021
Page 2

      You may contact Amy Geddes at 202-551-3304 or Aamira Chaudhry at 202-551-3389 with any questions.



FirstName LastNameJamere Jackson                     Sincerely,
Comapany NameAutoZone, Inc.
                                                     Division of Corporation
Finance
March 16, 2021 Page 2                                Office of Trade & Services
FirstName LastName